AUDITOR’S CONSENT

We consent to the use of our report to the shareholders and directors of FEC Resources Inc. (the “Company”) on the statements of financial position of the Company as at December 31, 2019 and 2018, and the statements of comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2019, 2018 and 2017, and a summary of significant accounting policies and other explanatory information in the offering document of the Company (as amended) dated June 18, 2020 relating to the issue of rights to purchase up to 818,287,530 common shares to the shareholders of the Company. Our report is dated March 27, 2020.

 “DMCL”
DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada
June 18, 2020